Form U -13 - 60

                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 2000 and Ending December 31, 2000

                                    TO THE

                   U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                     NORTHEAST UTILITIES SERVICE COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - September 3, 1965


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                John J. Roman, Vice President and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES





                    INSTRUCTIONS FOR USE ON FORM U-13-60

1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X
(Section 210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.





                      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                      ---------------------------------------------

                                                       Schedule or
Description of Schedules and Accounts                   Acct. No.
-------------------------------------              -------------------
  COMPARATIVE BALANCE SHEET                        Schedule I

    SERVICE COMPANY PROPERTY                       Schedule II

    ACCUMULATED PROVISION FOR DEPRECIATION AND
    AMORTIZATION OF SERVICE COMPANY                Schedule III

    INVESTMENTS                                    Schedule IV

    ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES   Schedule V

    FUEL STOCK EXPENSES UNDISTRIBUTED              Schedule VI

    STORES EXPENSE UNDISTRIBUTED                   Schedule VII

    MISCELLANEOUS CURRENT AND ACCRUED ASSETS       Schedule VIII

    MISCELLANEOUS DEFERRED DEBITS                  Schedule IX

    RESEARCH, DEVELOPMENT, OR DEMONSTRATION
    EXPENDITURES                                   Schedule X

    PROPRIETARY CAPITAL                            Schedule XI

    LONG-TERM DEBT                                 Schedule XII

    CURRENT AND ACCRUED LIABILITIES                Schedule XIII

    NOTES TO FINANCIAL STATEMENTS                  Schedule XIV

  COMPARATIVE INCOME STATEMENT                     Schedule XV

    ANALYSIS OF BILLING - ASSOCIATE COMPANIES      Account 457

    ANALYSIS OF BILLING - NONASSOCIATE COMPANIES   Account 458

    ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
    AND NONASSOCIATE COMPANIES                     Schedule XVI

    SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
    FUNCTION                                       Schedule XVII

    DEPARTMENTAL ANALYSIS OF SALARIES

    OUTSIDE SERVICES EMPLOYED

    EMPLOYEE PENSIONS AND BENEFITS                 Account 926

    GENERAL ADVERTISING EXPENSES                   Account 930.1

    MISCELLANEOUS GENERAL EXPENSES                 Account 930.2

    RENTS

    TAXES OTHER THAN INCOME TAXES                  Account 408

    DONATIONS                                      Account 426.1

    OTHER DEDUCTIONS                               Account 426.5

    NOTES TO STATEMENT OF INCOME                   Schedule XVIII




                      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                      --------------------------------------------

                                                                        Page
Description of Reports or Statements                                     No.
------------------------------------                                    -----

  ORGANIZATION CHART                                                     36

  METHODS OF ALLOCATION                                                  37

  ANNUAL STATEMENT OF COMPENSATION FOR
  USE OF CAPITAL BILLED                                                  38

  ELECTRIC POWER BROKERING AND MARKETING ACTIVITIES                      38A

  SIGNATURE PAGE                                                         39



                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

----------------------------------------------------------------------------------------
ACCOUNT                 ASSETS AND OTHER DEBITS                       AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                   2000           1999
                                                                  (Thousands of Dollars)
       SERVICE COMPANY PROPERTY
       ------------------------
101    Service company property (Schedule II)                     $111,778     $107,395
107    Construction work in progress (Schedule II)                   9,937        4,889
                                                                -----------  -----------
           Total Property                                          121,715      112,284
                                                                -----------  -----------
108    Less accumulated provision for depreciation and
       amortization of service company property (Schedule III)      88,114       73,532
                                                                -----------  -----------
           Net Service Company Property                             33,601       38,752
                                                                -----------  -----------
       INVESTMENTS
       -----------
123    Investments in associate companies (Schedule IV)               -            -
124    Other investments (Schedule IV)                               5,605        5,173
                                                                -----------  -----------
           Total Investments                                         5,605        5,173
                                                                -----------  -----------
       CURRENT AND ACCRUED ASSETS
       --------------------------
131    Cash                                                          3,825       11,972
134    Special deposits                                              1,553        3,644
135    Working funds                                                   450          490
136    Temporary cash investments (Schedule IV)                     41,100       51,000
141    Notes receivable                                               -            -
143    Accounts receivable                                         130,338       59,458
144    Accumulated provision of uncollectible accounts                -            -
146    Accounts receivable from associate companies (Schedule V)    89,556       86,407
152    Fuel stock expenses undistributed (Schedule VI)                -            -
154    Materials and supplies                                          147          158
163    Stores expense undistributed (Schedule VII)                    -            -
165    Prepayments                                                   2,638        2,160
174    Miscellaneous current and accrued assets (Schedule VIII)       -            -
                                                                -----------  -----------
           Total Current and Accrued Assets                        269,607      215,289
                                                                -----------  -----------
       DEFERRED DEBITS
       ---------------
181    Unamortized debt expense                                       -            -
184    Clearing accounts                                                82           75
186    Miscellaneous deferred debits (Schedule IX)                  36,948       35,772
188    Research, development, or demonstration
       expenditures (Schedule X)                                      -            -
190    Accumulated deferred income taxes                             2,577        2,885
                                                                -----------  -----------
           Total Deferred Debits                                    39,607       38,732
                                                                -----------  -----------
           TOTAL ASSETS AND OTHER DEBITS                          $348,420     $297,946
                                                                ===========  ===========


                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

----------------------------------------------------------------------------------------
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL                 AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                   2000         1999
                                                                  (Thousands of Dollars)
       PROPRIETARY CAPITAL
       -------------------
201    Common stock issued  (Schedule XI)                         $   -        $   -
211    Miscellaneous paid-in-capital (Schedule XI)                       1            1
215    Appropriated retained earnings (Schedule XI)                   -            -
216    Unappropriated retained earnings (Schedule XI)                 -            -
                                                                -----------  -----------
           Total Proprietary Capital                                     1            1
                                                                -----------  -----------
       LONG-TERM DEBT
       --------------
223    Advances from associate companies (Schedule XII)               -            -
224    Other long-term debt (Schedule XII)                            -            -
225    Unamortized premium on long-term debt                          -            -
226    Unamortized discount on long-term debt-debit                   -            -
                                                                -----------  -----------
           Total Long-Term Debt                                       -            -
                                                                -----------  -----------

       CURRENT AND ACCRUED LIABILITIES
       -------------------------------
231    Notes payable                                                  -            -
232    Accounts payable                                             61,734       56,700
233    Notes payable to associate companies (Schedule XIII)        120,500      109,200
234    Accounts payable to associate companies (Schedule XIII)      89,568       48,221
236    Taxes accrued                                                 2,134       (1,023)
237    Interest accrued                                               -            -
238    Dividends declared                                             -            -
241    Tax collections payable                                        (377)        (443)
242    Miscellaneous current and accrued
       liabilities (Schedule XIII)                                  (6,966)      17,374
                                                                -----------  -----------
           Total Current and Accrued Liabilities                   266,593      230,029
                                                                -----------  -----------
       DEFERRED CREDITS
       ----------------
253    Other deferred credits                                       77,649       73,015
255    Accumulated deferred investment tax credits                    -            -
                                                                -----------  -----------
           Total Deferred Credits                                   77,649       73,015
                                                                -----------  -----------
282    ACCUMULATED DEFERRED INCOME TAXES                             4,177       (5,099)
       ---------------------------------                        -----------  -----------

           TOTAL LIABILITIES AND PROPRIETARY CAPITAL              $348,420     $297,946
                                                                ===========  ===========


                    ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 2000

                           SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------
                                     BALANCE AT           RETIREMENTS             BALANCE
                                     BEGINNING                OR        OTHER     AT CLOSE
                DESCRIPTION           OF YEAR   ADDITIONS    SALES    CHANGES(1)  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
Account
-------
301  ORGANIZATION

303  MISCELLANEOUS INTANGIBLE PLANT   $  7,113    ($1,252)        $          $    $  5,861

304  LAND AND LAND RIGHTS

305  STRUCTURES AND IMPROVEMENTS

306  LEASEHOLD IMPROVEMENTS              1,019         81                            1,100

307  EQUIPMENT (2)                      80,480      4,046                           84,526

308  OFFICE FURNITURE AND EQUIPMENT     16,874      1,185                           18,059

309  AUTOMOBILES, OTHER VEHICLES
     AND RELATED GARAGE EQUIPMENT           14                                          14

310  AIRCRAFT AND AIRPORT EQUIPMENT

311  OTHER SERVICE COMPANY
     PROPERTY (3)                        1,895        323                            2,218
                                     ---------- --------- ----------- ---------- ----------
          SUB-TOTAL                    107,395      4,383           0          0   111,778
                                     ---------- --------- ----------- ---------- ----------

107  CONSTRUCTION WORK IN
     PROGRESS (4)                        4,889      5,048                            9,937
                                     ---------- --------- ----------- ---------- ----------
          TOTAL                       $112,284    $ 9,431         $0         $0   $121,715
                                     ========== ========= =========== ========== ==========

-------------------------------------------------------------------------------------------

(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
           SUBACCOUNT DESCRIPTION                          ADDITIONS              OF YEAR
-------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
 307NA Automatic Data Processing Equipment                    $  569               $43,375
 307NB Construction Equipment                                     (2)                  304
 307NC Other Communication Equipment                           3,238                35,528
 307NL Research and Laboratory Equipment                        (303)                4,563
 307NM Microwave Equipment                                       552                   744
 307NP Printing and Stationery Equipment                          (8)                   12
                                                          -----------            ----------
                                               TOTAL          $4,046               $84,526
                                                          ===========            ==========

-------------------------------------------------------------------------------------------
(3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

    This account includes audio, visual, cafeteria, and training equipment.

-------------------------------------------------------------------------------------------
(4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:

    This account includes data processing equipment and other general plant items.



                     ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                             For the Year Ended December 31, 2000


                                       SCHEDULE III

                         ACCUMULATED PROVISION FOR DEPRECIATION AND
                          AMORTIZATION OF SERVICE COMPANY PROPERTY
                         ------------------------------------------

--------------------------------------------------------------------------------------------
                                                   ADDITIONS               OTHER
                                        BALANCE AT  CHARGED               CHANGES    BALANCE
                                        BEGINNING     TO                    ADD      AT CLOSE
                 DESCRIPTION             OF YEAR   ACCT 403  RETIREMENTS (DEDUCT)(1) OF YEAR
--------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
Account
-------
301     ORGANIZATION

303     MISCELLANEOUS INTANGIBLE
        PLANT                           $ 2,941    $ 1,185                $          $ 4,126

304     LAND AND LAND RIGHTS

305     STRUCTURES AND IMPROVEMENTS

306     LEASEHOLD IMPROVEMENTS              914          4                (291)          627

307     EQUIPMENT                        53,321     13,153                (105)       66,369

308     OFFICE FURNITURE AND FIXTURES    15,396        434                            15,830

309     AUTOMOBILES, OTHER VEHICLES
        AND RELATED GARAGE EQUIPMENT          4          1                                 5

310     AIRCRAFT AND AIRPORT EQUIPMENT

311     OTHER SERVICE COMPANY
        PROPERTY                            956        201                             1,157
                                     ----------  --------- ----------- ---------- ----------
             TOTAL                      $73,532    $14,978       $0       ($396)     $88,114
                                     ==========  ========= =========== ========== ==========

--------------------------------------------------------------------------------------------
(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

    NONE



                    ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 2000


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

--------------------------------------------------------------------------------------
                                                               BALANCE AT   BALANCE AT
                                                               BEGINNING      CLOSE
                       DESCRIPTION                              OF YEAR      OF YEAR
--------------------------------------------------------------------------------------
                                                               (THOUSANDS OF DOLLARS)

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                $    -       $    -

ACCOUNT 124 - OTHER INVESTMENTS:

   RABBI Trust Investment (Supplemental Executive
     Retirement Savings Plan)                                      5,173        5,605
                                                               ----------   ----------
               Total - ACCOUNT 124                                 5,173        5,605
                                                               ----------   ----------

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
   Fidelity Money Market Fund, due January 2, 2001                  -           8,975
   Provident Money Market Fund, due January 2, 2001                 -          23,325
   Goldman Sachs Money Market Fund, due January 2, 2001             -           8,800
   Fidelity Money Market Fund, due January 3, 2000                39,775         -
   Provident Money Market Fund, due January 3, 2000                4,675         -
   Goldman Sachs Money Market Fund, due January 3, 2000            6,550         -
                                                               ----------   ----------
               Total - ACCOUNT 136                                51,000       41,100
                                                               ----------   ----------
                                          GRAND TOTAL          $  56,173    $  46,705
                                                               ==========   ==========


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2000

               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

------------------------------------------------------------------------------------------
                                                                  BALANCE AT   BALANCE AT
                                                                  BEGINNING       CLOSE
                        DESCRIPTION                                OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
---------------------------------------------
Northeast Utilities                                               $   1,170    $        0
The Connecticut Light and Power Company                              23,752        (7,131)
The Rocky River Realty Company                                          438         1,391
Holyoke Water Power Company                                             635         1,620
Holyoke Power and Electric Company                                        0        (1,354)
Western Massachusetts Electric Company                                5,200         2,243
Public Service Company of New Hampshire                              12,406        12,999
Properties, Inc.                                                          0             4
North Atlantic Energy Corporation                                      (105)         (385)
North Atlantic Service Energy Corporation                             2,288         2,293
The Quinnehtuk Company                                                   23            42
Northeast Nuclear Energy Company                                     11,674         9,314
Charter Oak Energy, Inc.                                                  3             5
COE Ave Fenix Corporation                                                11             0
Mode 1 Communications, Inc.                                              39            22
NU Enterprises, Inc.                                                     29            18
Northeast Generation Company                                            492           153
Northeast Generation Services Company                                 1,407         3,381
Select Energy, Inc.                                                  44,284        (4,144)
Select Portland Pipeline, Inc.                                            1             1
HEC Inc.                                                                168           652
Yankee Energy System, Inc.                                                0            23
Yankee Gas Services Company                                               0         2,066
NorConn Properties, Inc.                                                  0             2
Yankee Energy Financial Services                                          0            14
Yankee Energy Services Company                                            0            89
R.M. Services, Inc.                                                       0           155
                                                                  ----------   -----------
                                                                    103,915        23,473
                                                                  ----------   -----------
NOTES RECEIVABLE (MONEY POOL) FROM ASSOCIATE COMPANIES
-------------------------------------------------------
The Connecticut Light and Power Company                              11,700             0
Northeast Nuclear Energy Company                                      5,500             0
The Rocky River Realty Company                                       23,600        20,100
The Quinnehtuk Company                                                3,600         3,600
Western Massachusetts Electric Company                                9,400           600
Northeast Generation Services Company                                   900         3,100
Select Energy, Inc.                                                       0        24,700
HEC Inc.                                                              3,500         9,300
Yankee Gas Services Company                                               0         3,000
NorConn Properties, Inc.                                                  0           600
Yankee Energy Financial Services                                          0         1,700
Yankee Energy Services Company                                            0        10,500
R.M. Services, Inc.                                                       0         2,200
                                                                  ----------   -----------
                                                                     58,200        79,400
                                                                  ----------   -----------
ADVANCES FROM ASSOCIATE COMPANIES
-------------------------------------------------------
The Connecticut Light and Power Company                             (64,335)            0
Holyoke Water Power Company                                             (25)            0
Northeast Nuclear Energy Company                                          0           330
Public Service Company of New Hampshire                                 751       (13,946)
Select Energy, Inc.                                                       0           299
Western Massachusetts Electric Company                              (12,099)            0
                                                                  ----------   -----------
                                                                    (75,708)      (13,317)
                                                                  ----------   -----------
                                                                  $  86,407    $   89,556
                                                                  ==========   ===========
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
See page 10A for details



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2000

               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (CONTINUED)

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

------------------------------------------------------------------------------------------
                                                                                  TOTAL
                                                                                PAYMENTS
------------------------------------------------------------------------------------------
                                                                               (Thousands
                                                                               of Dollars)
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
Northeast Utilities                                                            $   10,577
The Connecticut Light and Power Company                                          (253,376)
Holyoke Water Power Company                                                         2,892
Holyoke Power and Electric Company                                                (15,671)
Western Massachusetts Electric Company                                            (28,401)
Public Service Company of New Hampshire                                            45,731
Properties, Inc.                                                                        4
North Atlantic Energy Corporation                                                     108
North Atlantic Service Energy Corporation                                           9,245
Northeast Nuclear Energy Company                                                   47,711
Charter Oak Energy Incorporated                                                         4
NU Enterprises, Inc.                                                                    6
Northeast Generation Company                                                          841
Northeast Generation Services Company                                               2,278
Select Energy, Inc.                                                                 5,279
Mode 1 Communication, Inc.                                                             15
The Quinnehtuk Company                                                                 34
The Rocky River Realty Company                                                      1,785
HEC Inc.                                                                               95
                                                                               -----------
                                             TOTAL                             $ (170,843)
                                                                               ===========

Convenience payments result primarily from the following items:

Net Power Exchange                                                             $ (485,813)
Employee Pensions and Benefits                                                    100,090
U.S. Department of Energy Fees                                                      5,830
Legal Services                                                                     21,059
Non-Nuclear Insurance                                                              16,835
Engineering Services                                                                3,440
Communication Expenses                                                              1,439
Payroll Deductions to Credit Unions                                                26,644
Tree Trimming                                                                      28,473
Conservation Consulting                                                             6,689
Computers Services                                                                  4,988
Fleet leasing                                                                       8,015
Fuel Purchases                                                                     16,441
Postage-customer billing                                                            4,862
Financing Fees                                                                      1,408
Installation of LED Traffic Signals                                                 2,558
Environmental Expenses                                                              6,188
Auction Fees for Sale of Non-nuclear Generation Assets                              4,006
Conservation Expenses                                                               4,008
NU Foundation, Inc. Donations                                                       1,850
Consolidated Edison/Northeast Utilities Merger Fees                                 3,475
Miscellaneous (1,131 items)                                                        46,672
                                                                               -----------
                                             TOTAL                             $ (170,843)
                                                                               ===========



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2000

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                      $ 511          $ 151         $ 662


The above fuel stock expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company             (8)            (3)         (11)
Public Service Company of New Hampshire           (269)          (107)        (376)
Holyoke Water Power Company                       (112)           (29)        (141)
Northeast Generation Services Company             (122)           (12)        (134)
                                                 -----          -----         ----
                                        TOTAL    $   0          $   0         $  0
                                                 =====          =====         ====

--------------------------------------------------------------------------------------

SUMMARY: Fuel functions performed by the Service Company consist mainly of the acquisition of fossil fuels.



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2000

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


--------------------------------------------------------------------------------------
               DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED                      $1,079         $ 764         $1,843

The above stores expenses are billed back to each of the companies listed below:

The Connecticut Light and Power Company            (531)         (348)          (879)
Public Service Company of New Hampshire            (178)         (154)          (332)
Western Massachusetts Electric Company              (77)         (111)          (188)
Holyoke Water Power Company                         (23)          (12)           (35)
Northeast Nuclear Energy Company                   (196)         (102)          (298)
North Atlantic Energy Service Corporation           (30)          (16)           (46)
Select Energy, Inc.                                 (16)           (7)           (23)
Northeast Generation Company                         (9)           (4)           (13)
Northeast Generation Services Company               (19)          (10)           (29)
                                                 -------       -------       -------
                                        TOTAL    $    0        $    0        $     0
                                                 =======       =======       =======


                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 2000


                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

----------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
----------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS            $ -            $ -
                                                               -----------    ----------
                                          TOTAL                   $ -            $ -
                                                               ===========    ==========



                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 2000


                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------------------
                                                                 BALANCE AT     BALANCE AT
                                                                  BEGINNING       CLOSE
                       DESCRIPTION                                 OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Prepaid rent - Rocky River Realty Company                           $21,369       $20,060
Unfunded supplemental executive retirement plan                      10,607        10,607
Unearned Stock Compensation                                           1,519         1,519
Agents account clearing                                               1,407         1,184
Employees performance payments                                          160           106
Receivable from VEBA trust for retiree's medical/life claims              4         2,744
Deposit for transmission services                                       720           720
Miscellaneous (10 items at beginning and 11 items at end of year)       (14)            8
                                                                    -------       -------
                                           TOTAL                    $35,772       $36,948
                                                                    =======       =======


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2000

                                      SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES


INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

------------------------------------------------------------------------------------
                             DESCRIPTION                              AMOUNT
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES

Wind Research                                                             $ 129
PV Energy Services                                                            7
New Hampshire Wind Assessment                                                47
Distributed Generation and Control System                                   120
Brodie Mountain Wind Project                                                173
Groton Fuel Cell                                                             46
Miscellaneous, Various Co-funding Project Cost, Etc.                        376

The above expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company                                    (299)
Public Service Company of New Hampshire                                    (134)
Western Massachusetts Electric Company                                      (61)
Northeast Atlantic Energy Service Company                                   (74)
Northeast Nuclear Energy Company                                           (261)
HEC Inc.                                                                     (7)
Select Energy, Inc.                                                         (23)
Northeast Generation Services Company                                       (39)
                                                                         -------
                                                 TOTAL                    $   0
                                                                         =======


                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                          For the Year Ended December 31, 2000


                                      SCHEDULE XI

                                  PROPRIETARY CAPITAL

------------------------------------------------------------------------------------------
                                     NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
ACCOUNT                               SHARES         VALUE     ---------------------------
NUMBER     CLASS OF STOCK           AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
------------------------------------------------------------------------------------------
201     COMMON STOCK ISSUED            5,000         $1.00           1           $1.00
------------------------------------------------------------------------------------------

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


------------------------------------------------------------------------------------------
            DESCRIPTION                                            AMOUNT
------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)
ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                        $ 1

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                         -
                                                                   ---
                                                     TOTAL         $ 1
                                                                   ===

------------------------------------------------------------------------------------------
INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
               Uniform Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.
------------------------------------------------------------------------------------------
                                    BALANCE AT     NET INCOME                 BALANCE AT
                                     BEGINNING        OR         DIVIDENDS       CLOSE
            DESCRIPTION               OF YEAR        (LOSS)         PAID        OF YEAR
------------------------------------------------------------------------------------------
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                  $ -            $ -          $ -           $ -
                                      ----           ----         ----          ----
                             TOTAL    $ -            $ -          $ -           $ -
                                      ====           ====         ====          ====


                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                    For the Year Ended December 31, 2000

                                                SCHEDULE XII

                                               LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224
               -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-------------------------------------------------------------------------------------------------------
                                                                   BALANCE                     BALANCE
                         TERMS OF OBLIG.  DATE                       AT                          AT
                         CLASS & SERIES   OF    INTEREST  AMOUNT  BEGINNING         DEDUCTIONS  CLOSE
NAME OF CREDITOR          OF OBLIGATION MATURITY  RATE  AUTHORIZED OF YEAR ADDITIONS   (1)     OF YEAR
-------------------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE                                      $ -       $ -       $ -     $ -      $ -
            COMPANIES:

ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:                                            -         -         -       -        -
                                                           ----      ----      ----    ----     ----
                                                           $ -       $ -       $ -     $ -      $ -
                                                           ====      ====      ====    ====     ====

(1) GIVE AN EXPLANATION OF DEDUCTIONS:



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2000

                   SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------
                                                             BALANCE AT      BALANCE AT
                                                              BEGINNING        CLOSE
                     DESCRIPTION                               OF YEAR        OF YEAR
---------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                            $ 15,300       $ 28,400
The Connecticut Light and Power Company                               0         38,000
North Atlantic Energy Corporation                                56,400         27,800
Northeast Nuclear Energy Company                                      0          9,300
Holyoke Water Power Company                                      15,500         16,200
NU Enterprises, Inc.                                                100              0
Select Energy, Inc.                                              18,900              0
Mode 1 Communications, Inc.                                       3,000            800
                                                             -----------     ----------
                                         TOTAL                 $109,200       $120,500
                                                             ===========     ==========
---------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                            $    555       $    823
The Connecticut Light and Power Company                             839         51,845
The Rocky River Realty Company                                    6,359            405
Public Service Company of New Hampshire                           2,732            125
Western Massachusetts Electric Company                            2,256         11,692
Northeast Nuclear Energy Company                                 32,781         24,548
North Atlantic Energy Service Company                                 2              6
Holyoke Power & Electric Company                                  2,581              0
Holyoke Water Power Company                                           7              8
Select Energy, Inc.                                                 109            107
Northeast Generation Company                                          0              9
                                                             -----------     ----------
                                         TOTAL                 $ 48,221       $ 89,568
                                                             ===========     ==========
---------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Pension Cost                                                    ($2,965)      ($28,352)
Performance Reward Program                                       14,079         14,731
Payroll Accrual                                                   3,585          4,599
Payroll Deductions                                                2,865          2,406
Early Retirement Program                                           (205)          (365)
Interest on Connecticut Sales Tax Settlement                         15             15
                                                             -----------     ----------
                                         TOTAL                 $ 17,374        ($6,966)
                                                             ===========     ==========



              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       For the Year Ended December 31, 2000

                                   SCHEDULE XIV

                           NOTES TO FINANCIAL STATEMENTS
                           -----------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   General
   Northeast Utilities Service Company (NUSCO or the company), is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company, Public Service Company of New Hampshire, Western Massachusetts Electric Company, North Atlantic Energy Corporation, and Holyoke Water Power Company, are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by NU. NUSCO provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies.

   Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook Station nuclear unit.

   All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies.

   Public Utility Regulation
   NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
   Act) and NU and its subsidiaries, including NUSCO, are subject to the provisions of the 1935 Act.

   Revenues
   The company provides services to the affiliated utility companies on the basis of recovery of cost plus return on capital, as defined under the terms of agreements, which have been approved by various federal and state regulatory commissions having jurisdiction over operations of the company and the affiliated utility companies.

   Depreciation
   The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency, where applicable. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 13.4 percent in 2000 and 9.6 percent in 1999.

2. SHORT-TERM DEBT

   Certain subsidiaries of NU are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system, and reduces outside short-term borrowings. NUSCO is not permitted to borrow from the Pool but administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing.

3. LEASES

   General
   NUSCO has entered into lease agreements for the use of data processing and office equipment, vehicles, and office space. The provisions of these lease agreements generally provide for renewal options. At December 31, 2000 and 1999, NUSCO's capital lease obligations and rental payments, including interest, charged to operating expenses were immaterial.

   Operating lease rental payments charged to expense in 2000 and 1999 were $1.6 million and $6.2 million, respectively.

   Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable operating leases, as of December 31, 2000 are:

        Period                             Millions of Dollars
        ------                             -------------------

        2001..............................       $  9.9
        2002..............................          8.6
        2003..............................          7.2
        2004..............................          5.8
        2005..............................          5.8
        After 2005........................         18.9
                                                  -----
        Future minimum lease payments.....        $56.2
                                                  =====

   Rocky River Realty Company
   Rocky River Realty Company (RRR) provides real estate support services, including the leasing of properties and facilities used by NU system companies. During 1997, RRR repurchased certain notes that were secured by real estate leases between RRR as lessor and NUSCO as lessee. The repayment of these rates triggered the acceleration of rent paid by NUSCO to RRR. These amounts were subsequently billed by NUSCO to the applicable NU operating subsidiaries in their proportionate amounts. At December 31, 2000 and 1999, NUSCO has recorded long-term prepaid rent of $20.1 million and $21.4 million, respectively. The asset is being amortized on a straight-line basis and will be fully amortized in 2017.

4. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

   The NU system companies, including NUSCO, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. NUSCO's portion of the NU system's pension credit was $25 million in 2000 and $16.7 million in 1999.

   Currently, NUSCO's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code.

   The NU system companies, including NUSCO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from NUSCO who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree heath care cost. These costs are charged to expense over the estimated work life of the employee. NUSCO annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

   Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

   The following table represents information on the plans' benefit obligation, fair value of plan assets and the respective plans' funded status.


   -------------------------------------------------------------------------------
                                                       At December 31,
   -------------------------------------------------------------------------------
                                      Pension Benefits     Postretirement Benefits
   -------------------------------------------------------------------------------
   (Millions of Dollars)               2000      1999         2000        1999
   -------------------------------------------------------------------------------
   Change in benefit obligation
   Benefit obligation
     at beginning of year........... $(356.6)   $(367.4)      $(57.4)    $(58.4)
   Service cost.....................    (9.3)     (10.2)        (1.5)      (1.7)
   Interest cost....................   (26.2)     (25.2)        (4.5)      (4.1)
   Plan amendment...................      -       (17.3)          -          -
   Transfers........................    13.9       10.8          0.5         -
   Actuarial (loss)/gain............   (11.3)      34.5         (2.8)       1.8
   Benefits paid....................    21.3       19.5          4.5        5.0
   Settlements and other............    (0.4)      (1.3)          -          -
   -------------------------------------------------------------------------------
   Benefit obligation
     at end of year................. $(368.6)   $(356.6)      $(61.2)    $(57.4)
   -------------------------------------------------------------------------------
   Change in plan assets
   Fair value of plan assets
     at beginning of year........... $ 578.8    $ 534.5       $ 38.4     $ 34.1
   Actual return on plan assets.....    (1.9)      53.0          1.9        4.3
   Employer contribution............      -          -           5.9        5.0
   Benefits paid....................   (21.3)     (19.5)        (4.5)      (5.0)
   Transfers........................   (13.9)      10.8           -          -
   -------------------------------------------------------------------------------
   Fair value of plan assets
     at end of year................. $ 541.7    $ 578.8       $ 41.7     $ 38.4
   -------------------------------------------------------------------------------
   Funded status at December 31..... $ 173.1    $ 222.2       $(19.5)    $(19.0)
   Unrecognized transition
     (asset)/obligation.............    (3.5)      (4.1)        30.1       32.9
   Unrecognized prior service cost..    20.8       22.6           -          -
   Unrecognized net gain............  (162.0)    (237.7)        (9.2)     (13.9)
   -------------------------------------------------------------------------------
   Prepaid benefit cost............. $  28.4    $   3.0       $  1.4     $   -
   -------------------------------------------------------------------------------

   The following actuarial assumptions were used in calculating the plans' year end funded status:

   -------------------------------------------------------------------------------
                                                       At December 31,
   -------------------------------------------------------------------------------
                                      Pension Benefits     Postretirement Benefits
                                       2000      1999          2000      1999
   -------------------------------------------------------------------------------
   Discount rate....................   7.50%     7.75%         7.50%     7.75%
   Compensation/progression rate....   4.50      4.75          4.50      4.75
   Health care cost trend rate (a)..   N/A       N/A           5.26      5.57
   -------------------------------------------------------------------------------

   (a) The annual per capita cost of covered health care benefits was assumed to decrease to 4.91 percent by 2001.

   The components of net periodic benefit (credit)/cost are:

   -------------------------------------------------------------------------------
                                         For the Years Ended Ended December 31,
   -------------------------------------------------------------------------------
                                      Pension Benefits     Postretirement Benefits
   -------------------------------------------------------------------------------
   (Millions of Dollars)               2000      1999          2000      1999
   -------------------------------------------------------------------------------
   Service cost.....................  $  9.3    $ 10.2         $ 1.5     $ 1.7
   Interest cost....................    26.2      25.2           4.5       4.1
   Expected return on plan assets...   (47.9)    (43.7)         (3.2)     (1.8)
   Amortization of unrecognized
     net transition (asset)/
     obligation.....................    (0.6)     (0.6)          2.5       2.5
   Amortization of prior
     service cost...................     1.8       1.8            -         -
   Amortization of actuarial gain...   (14.2)     (9.6)           -         -
   Other amortization, net..........      -         -           (0.8)     (1.0)
   Settlements and other............      -         -             -         -
   -------------------------------------------------------------------------------
   Net periodic benefit
     (credit)/cost..................  $(25.4)   $(16.7)        $ 4.5     $ 5.5
   -------------------------------------------------------------------------------

   For calculating pension and postretirement benefit costs, the following assumptions were used:

   -------------------------------------------------------------------------------
                                         For the Years Ended Ended December 31,
   -------------------------------------------------------------------------------
                                      Pension Benefits     Postretirement Benefits
   -------------------------------------------------------------------------------
                                       2000      1999          2000      1999
   -------------------------------------------------------------------------------
   Discount rate....................   7.75%     7.00%         7.75%     7.00%
   Expected long-term rate
     of return......................   9.50      9.50          N/A       N/A
   Compensation/progression rate....   4.75      4.25          4.75      4.25
   Long-term rate of return -
     Health assets, net of tax......   N/A       N/A           7.50      7.50
     Life assets....................   N/A       N/A           9.50      9.50
   -------------------------------------------------------------------------------

   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

   ----------------------------------------------------------------------------
                                         One Percentage        One Percentage
   (Millions of Dollars)                 Point Increase        Point Decrease
   ----------------------------------------------------------------------------
   Effect on total service and
     interest cost components ......          $0.2                 $(0.2)
   Effect on postretirement
    benefit obligation..............          $2.2                 $(2.2)
   ----------------------------------------------------------------------------

   The trust holding the health plan assets is subject to federal income taxes.

6. SUBSEQUENT EVENT

   Merger Agreement With Consolidated Edison, Inc.: In 2000, NU and Consolidated Edison, Inc. (Con Edison) received most of the approvals needed to complete the merger announced in October 1999. Shareholders from both companies approved the merger in April 2000, and all state regulatory approvals were granted by the end of the year. Additionally, the Federal Energy Regulatory Commission approved the merger in May 2000, the Nuclear Regulatory Commission approved the transaction in August 2000, and the United States Department of Justice approved the merger in February 2001. Necessary approval from the SEC was expected to be received in mid-March 2001.

   On February 28, 2001, NU's Board of Trustees requested that Con Edison provide reasonable assurance, in writing, that it intended to comply with the terms of the definitive merger agreement between the two companies.
   This included assurances that Con Edison would consummate the pending merger at the price set forth in the agreement promptly following the receipt of SEC approval. The original request for assurance was to be received by March 2, 2001, however that date was later extended to March 5, 2001.
   On March 5, 2001, Con Edison advised NU that it was not willing to close the merger on the agreed terms. NU notified Con Edison that it was treating its refusal to proceed on the terms set forth in the merger agreement as a repudiation and breach of the merger agreement, and that NU would file suit to obtain the benefits of the transaction as negotiated for NU shareholders. On March 6, 2001, Con Edison filed suit in the U.S. District Court for the Southern District of New York (Southern District), seeking declaratory judgment that NU failed to satisfy conditions precedent under the merger agreement. On March 12, 2001, NU filed suit against Con Edison in the Southern District seeking damages in excess of $1 billion arising from Con Edison's breach of the merger agreement.


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         FOR THE YEAR ENDED DECEMBER 31, 2000

                                     SCHEDULE XV

                            COMPARATIVE INCOME STATEMENT

--------------------------------------------------------------------------------------
  ACCOUNT         DESCRIPTION                                  2000              1999
--------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
           INCOME
           ------
    457    Services rendered to associate companies        $272,480          $261,838
    458    Services rendered to nonassociate companies        5,805             6,759
    418    Non operating rental income                          (314)             (195)
    419    Interest and dividend income                       3,075               375
    421    Miscellaneous income or loss                        (109)              182
    447    Sales for resale                                  14,370            50,176
    456    Other electric revenues                               13                 4
                                                        ------------       -----------
                   Total Income                             295,320           319,139
                                                        ------------       -----------
           EXPENSE
           -------
  500-559  Power production                                  21,269            42,991
  560-579  Transmission                                       3,234             3,429
  580-599  Distribution                                       7,030             8,753
  901-906  Customer accounting and collection expenses       12,368            10,567
  907-910  Customer service and informational expenses       15,231            11,401
  911-917  Demonstrating and selling expenses                   666             8,599
    920    Salaries and wages                                92,168            85,567
    921    Office supplies and expenses                      23,885            12,471
    922    Administrative expense transferred-credit           -                  -
    923    Outside services employed                         16,039            26,268
    924    Property insurance                                    92                 5
    925    Injuries and damages                               1,206               941
    926    Employee pensions and benefits                     4,790            14,169
    928    Regulatory commission expense                     10,883             7,046
    930.1  General advertising expenses                          68               113
    930.2  Miscellaneous general expenses                     2,116             4,884
    931    Rents                                             12,571            18,027
    935    Maintenance of structures and equipment            1,814             3,020
    403    Depreciation and amortization expense             14,978            10,390
    408    Taxes other than income taxes                     11,977            11,395
    409    Income taxes                                     (10,447)           (7,007)
    410    Provision for deferred income taxes               17,720            12,112
    411    Provision for deferred income taxes-credit        (8,137)           (6,495)
    417.1  Expenses of nonutility operations                     55                48
    426.1  Donations                                            247               495
    426.5  Other deductions                                  11,522             7,390
    427    Interest on long-term debt                          -                  -
    430    Interest on debt to associate companies             -                  -
    431    Other interest expense                             2,550               280
                                                        ------------       -----------
                   Total Expense                            265,895           286,859
                                                        ------------       -----------

           COST OF SERVICE - BALANCE SHEET
           -------------------------------
    107    Construction work in progress                     20,021            21,238
    108    Retirement work in progress                          166               357
    109    Retirement work in progress-leased                     1                19
    143    Other accounts receivable                            232                 9
    152    Fuel stock expenses undistributed                    603               670
    163    Stores expense undistributed                       1,593             1,758
    165    Prepayments                                          155                35
    181    Unamortized debt expense                             213               128
    184    Clearing accounts                                  1,024             1,002
    186    Miscellaneous deferred debits                      4,669             6,338
    228    Accumulated provision for injuries and damages          1               -
    228    Environmental accrual                              1,397               336
    242    Miscellaneous current and accrued liabilities       (758)              214
    253    Other deferred credits                               108               176
                                                        ------------       -----------
                   Total cost of service - balance sheet     29,425            32,280
                                                        ------------       -----------
                               Net Income or (Loss)        $      0          $      0
                                                        ============       ===========

(1) Year 1999 was restated to ref elect the change from the SEC Chart of Accounts to the FERC Chart of Accounts effective January 1, 2000.


                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 2000

                                  ANALYSIS OF BILLING

                                  ASSOCIATE COMPANIES
                                     ACCOUNT 457

----------------------------------------------------------------------------------
                                       DIRECT    INDIRECT  COMPENSATION   TOTAL
                                        COSTS      COSTS     FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY              CHARGED    CHARGED   OF CAPITAL   BILLED
----------------------------------------------------------------------------------
                                                 (Thousands of Dollars)

                                        457-1      457-2      457-3
                                     ---------------------------------------------
Northeast Utilities                    $  5,035    $ 1,087    $ -        $ 6,122
The Connecticut Light and
  Power Company                         108,858     14,642      -         123,500
Public Service Company of New
 Hampshire                               14,983      3,482      -          18,465
North Atlantic Energy
  Corporation                               461         91      -             552
Western Massachusetts
  Electric Company                       19,305      2,838      -          22,143
Holyoke Water Power Company               1,730        246      -           1,976
Holyoke Power and Electric
  Company                                    17          2      -              19
Yankee Energy System, Inc.                  424         12      -             436
Yankee Gas Services Company               8,839        714      -           9,553
NORCONN Properties, Inc.                      2          1      -               3
Yankee Energy Financial Services
   Company                                   16      -          -              16
Yankee Energy Service, Inc.                 268          3      -             271
R.M. Services, Inc.                         512         42      -             554
Northeast Nuclear Energy Company         24,086      2,911      -          26,997
North Atlantic Energy Service
 Corporation                              7,249        581      -           7,830
The Quinnehtuk Company                       29          6      -              35
The Rocky River Realty Company            2,366         37      -           2,403
Properties Inc.                              12          3      -              15
Charter Oak Energy Incorporated               8          2      -              10
COE Development Corporation                   1      -          -               1
COE Avenue Fenix Corporation                  1          1      -               2
NU Enterprises, Inc.                        284         35      -             319
Northeast Generation Company                970        152      -           1,122
Northeast Generation Services
  Company                                26,033      1,982      -          28,015
Mode 1 Communications, Inc.                 450         94      -             544
Select Energy, Inc.                      19,076      1,865      -          20,941
Select Energy Portland Pipeline, Inc.        41          1      -              42
HEC Inc.                                    546         48      -             594
                                     ---------- ---------- ----------- ----------
                               TOTAL   $241,602    $30,878    $ -        $272,480
                                     ========== ========== =========== ==========


              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 2000

                               ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                  ACCOUNT 458

--------------------------------------------------------------------------------------------
                                    DIRECT  INDIRECT COMPENSATION           EXCESS   TOTAL
                                     COSTS   COSTS     FOR USE     TOTAL      OR     AMOUNT
NAME OF NONASSOCIATE COMPANY        CHARGED CHARGED   OF CAPITAL   COSTS  DEFICIENCY BILLED
--------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

                                     458-1   458-2      458-3               458-4
                                   ---------------------------------------------------------
Connecticut Yankee Atomic
  Power Company (3)                 $  417    $  22      $ -      $  439    $ -      $  439
Connecticut Valley Electric
  Exchange (1)                       3,821      197        -       4,018              4,018
New England Power Exchange (1)       1,243       -         -       1,243              1,243
New England Power Planning
  Committee (1)                          9        0        -           9                  9
New England Power Pool (1)              23        5        -          28                 28
                                   ---------------------------------------------------------
                                     5,513      224        -       5,737      -       5,737
                                   ---------------------------------------------------------
Other miscellaneous revenues: (2)
 Pratt & Whitney                        26       -         -          26                 26
 Miscellaneous (16 companies)            42       -         -          42                 42
                                   ---------------------------------------------------------
                                        68       -         -          68      -          68
                                   ---------------------------------------------------------
TOTAL                               $5,581    $ 224      $ -      $5,805    $ -      $5,805
                                   =========================================================

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

(1) Northeast Utilities Service Company supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and/or other services.
(2) The services provided were primarily training services and rental of video services.
(3) Northeast Utilities Service Company supplies payroll, benefits administration, environmental, and IT services.




                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                               For the Year Ended December 31, 2000

                                           SCHEDULE XVI
                                ANALYSIS OF CHARGES FOR SERVICE
                             ASSOCIATE AND NONASSOCIATE COMPANIES

----------------------------------------------------------------------------------------
                                                    ASSOCIATE  NONASSOCIATE   TOTAL
ACCOUNT                                              COMPANY     COMPANY    CHARGES FOR
NUMBER       DESCRIPTION OF ITEMS                    CHARGES     CHARGES     SERVICE
----------------------------------------------------------------------------------------
                                                           (THOUSANDS OF DOLLARS)
500-559 Power production                              $ 15,969     $5,300     $ 21,269
560-579 Transmission                                     3,234          0        3,234
580-599 Distribution                                     7,030          0        7,030
901-906 Customer accounting and collection expenses     12,368          0       12,368
907-910 Customer service and informational expenses     15,231          0       15,231
911-917 Demonstrating and selling expenses                 666          0          666
920     Salaries and wages                              92,168          0       92,168
921     Office supplies and expenses                    23,885          0       23,885
922     Administrative expense transferred-credit            0          0            0
923     Outside services employed                       16,039          0       16,039
924     Property insurance                                  92          0           92
925     Injuries and damages                             1,206          0        1,206
926     Employee pensions and benefits                   4,790          0        4,790
928     Regulatory commission expense                   10,883          0       10,883
930.1   General advertising expenses                        68          0           68
930.2   Miscellaneous general expenses                   2,116          0        2,116
931     Rents                                           12,571          0       12,571
935     Maintenance of structures and equipment          1,814          0        1,814
403     Depreciation and amortization expense           14,978          0       14,978
408     Taxes other than income taxes                   11,977          0       11,977
409     Income taxes                                   (10,447)         0      (10,447)
410     Provision for deferred income taxes             17,720          0       17,720
411     Provision for deferred income taxes-credit      (8,137)         0       (8,137)
417.1   Expenses of nonutility operations                   55          0           55
426.1   Donations                                          247          0          247
426.5   Other deductions                                11,522          0       11,522
427     Interest on long-term debt                           0          0            0
431     Other interest expense                           2,550          0        2,550
                                                     ---------------------------------
                Total Expense                          260,595      5,300      265,895
                                                     ---------------------------------
        COST OF SERVICE - BALANCE SHEET
        -------------------------------
107     Construction work in progress                   20,021          0       20,021
108     Retirement work in progress                        166          0          166
109     Retirement work in progress-leased                   1          0            1
143     Other accounts receivable                          232          0          232
152     Fuel stock expenses undistributed                  603          0          603
163     Stores expense undistributed                     1,593          0        1,593
165     Prepayments                                        155          0          155
181     Unamortized debt expense                           213          0          213
184     Clearing accounts                                1,024          0        1,024
186     Miscellaneous deferred debits                    4,232        437        4,669
228     Accumulated provision for injuries and damages       1          0            1
228     Environmental accrual                            1,397          0        1,397
242     Miscellaneous current and accrued liabilities     (758)         0         (758)
253     Other deferred credits                             108          0          108
                                                     ---------------------------------
                Cost of service - balance sheet         28,988        437       29,425
                                                     ---------------------------------
        Compensation for use of equity capital
430     Interest on debt to associate companies              0          0            0
431     Other interest expense                               0          0            0
                                                     ---------------------------------
                 Total expenses                              0          0            0
                                                     ---------------------------------

418     Nonoperating rental income                         314          0          314
419     Interest and dividend income                    (3,075)         0       (3,075)
421     Miscellaneous income or loss                        41         68          109
447     Sales for resale                               (14,370)         0      (14,370)
456     Other electric revenues                            (13)         0          (13)
                                                     ---------------------------------
                          Total cost of service       $272,480     $5,805     $278,285
                                                     =================================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                         For the Year Ended December 31, 2000

                                     SCHEDULE XVII
                         SCHEDULE OF EXPENSE DISTRIBUTION BY
                           DEPARTMENT OR SERVICE FUNCTION

-----------------------------------------------------------------------------------------------
                                                                 DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                                  TOTAL  ---------------------------------
NUMBER       DESCRIPTION OF ITEMS                        AMOUNT    (1)     (2)     (3)     (4)
-------------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)
EXPENSE
-------
500-559 POWER PRODUCTION                               $  21,269  $    0 $      1  $  795 $   13
560-579 TRANSMISSION                                       3,234       0        0       0      0
580-599 DISTRIBUTION                                       7,030       0        0       4     (3)
901-906 CUSTOMER ACCOUNTING AND COLLECTION EXPENSES       12,368       0        0    699     165
907-910 CUSTOMER SERVICE AND INFORMATIONAL EXPENSES       15,231       2        1       1      0
911-917 DEMONSTRATING AND SELLING EXPENSES                   666       0        0     177    716
920     SALARIES AND WAGES                                92,168   1,000    1,157   4,765  1,552
921     OFFICE SUPPLIES AND EXPENSES                      23,885     118       88     256     59
922     ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT              0       0        0       0      0
923     OUTSIDE SERVICES EMPLOYED                         16,039      69      214     353      0
924     PROPERTY INSURANCE                                    92       0        0       0      0
925     INJURIES AND DAMAGES                               1,206       0        0      18      0
926     EMPLOYEE PENSIONS AND BENEFITS                     4,790   1,174  (22,908)      6      1
928     REGULATORY COMMISSION EXPENSE                     10,883       0        0     824      0
930.1   GENERAL ADVERTISING EXPENSES                          68       0        0       0      0
930.2   MISCELLANEOUS GENERAL EXPENSES                     2,116       6        4      47      5
931     RENTS                                             12,571       0        1       0      0
935     MAINTENANCE OF STRUCTURES AND EQUIPMENT            1,814       0        0       0      0
403     DEPRECIATION AND AMORTIZATION EXPENSE             14,978       0        0       0      0
408     TAXES OTHER THAN INCOME TAXES                     11,977       0        0       0      0
409     INCOME TAXES                                     (10,447)      0        0       0      0
410     PROVISION FOR DEFERRED INCOME TAXES               17,720       0        0       0      0
411     PROVISION FOR DEFERRED INCOME TAXES - CREDIT      (8,137)      0        0       0      0
411.5   INVESTMENT TAX CREDIT                                  0       0        0       0      0
417.1   EXPENSES OF NONUTILITY OPERATIONS                     55       0        0       0      0
426.1   DONATIONS                                            247      39        2       0      0
426.5   OTHER DEDUCTIONS                                  11,522      94        1       0      0
427     INTEREST ON LONG-TERM DEBT                             0       0        0       0      0
430     INTEREST ON DEBT TO ASSOCIATE COMPANIES                0       0        0       0      0
431     OTHER INTEREST EXPENSE                             2,550       0        0       0      0
                                                        ----------------------------------------
              TOTAL EXPENSE                              265,895   2,502  (21,439)  7,945  2,508
                                                        ----------------------------------------
BALANCE
SHEET
-----
107     CONSTRUCTION WORK IN PROGRESS                     20,021       0        0      49      0
108     RETIREMENT WORK IN PROGRESS                          166       0        0       0      0
109     RETIREMENT WORK IN PROGRESS-LEASED                     1       0        0       0      0
143     OTHER ACCOUNTS RECEIVABLE                            232       0        0       0      0
152     FUEL STOCK EXPENSES UNDISTRIBUTED                    603       0        0       0      0
163     STORES EXPENSE UNDISTRIBUTED                       1,593       0        0       0      0
165     PREPAYMENTS                                          155       0        0       0      0
181     UNAMORTIZED DEBT EXPENSE                             213       0        0      21      0
184     CLEARING ACCOUNTS                                  1,024       0        0       0      0
186     MISCELLANEOUS DEFFERED DEBITS                      4,669       0        6       0      0
228     ACCUMULATED PROVISION FOR INJURIES AND DAMAGE          1       0        0       0      0
228     ENVIRONMENTAL ACCRUAL                              1,397       0        0       0      0
242     MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES       (758)      0        0       0    (22)
253     OTHER DEFERRED CREDITS                               108       0        0       0      0
                                                        ----------------------------------------
               TOTAL COST OF SERVICE - BALANCE SHEET      29,425       0        6      70    (22)
                                                        ----------------------------------------
               TOTAL EXPENSES DISTRIBUTED               $295,320  $2,502 $(21,433) $8,015 $2,486
                                                        ========================================

 INSTRUCTIONS:  Indicate each department or service function. (See Instruction
                01-3 General Structure of Accounting System: Uniform System of Accounts)

See page 25 for explanation of above service functions.



                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                         For the Year Ended December 31, 2000

                                     SCHEDULE XVII
                         SCHEDULE OF EXPENSE DISTRIBUTION BY
                           DEPARTMENT OR SERVICE FUNCTION

-------------------------------------------------------------------------------------------------------
                                                               DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                                ------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                        (5)     (6)     (7)     (8)     (9)     (10)
-------------------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
EXPENSE
-------
500-559 POWER PRODUCTION                                 $    0 $     4  $    0  $    1 $ 3,472 $     7
560-579 TRANSMISSION                                          0       1       0       2   3,158      20
580-599 DISTRIBUTION                                          0      11       2      35   4,958   1,812
901-906 CUSTOMER ACCOUNTING AND COLLECTION EXPENSES           0     251      19      26       9  11,107
907-910 CUSTOMER SERVICE AND INFORMATIONAL EXPENSES           0       8       0      56      16  15,025
911-917 DEMONSTRATING AND SELLING EXPENSES                    0       5       0       0       0     380
920     SALARIES AND WAGES                                  995  15,783   3,902   1,415     719   1,856
921     OFFICE SUPPLIES AND EXPENSES                         69     283     575      75     100     196
922     ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT             0       0       0       0       0       0
923     OUTSIDE SERVICES EMPLOYED                           461   1,271     108       0       6     154
924     PROPERTY INSURANCE                                    0       0       0       0       0       0
925     INJURIES AND DAMAGES                                  0       0       0       0       0      52
926     EMPLOYEE PENSIONS AND BENEFITS                        0       0       1       0       2      (1)
928     REGULATORY COMMISSION EXPENSE                         0       1       0       0       0       0
930.1   GENERAL ADVERTISING EXPENSES                          0       0       0       0       0       0
930.2   MISCELLANEOUS GENERAL EXPENSES                        0     (27)    111       0      40       2
931     RENTS                                                 0     562       0       0       1      62
935     MAINTENANCE OF STRUCTURES AND EQUIPMENT               0       0       0       0     451       0
403     DEPRECIATION AND AMORTIZATION EXPENSE                 0       0       0       0       0       0
408     TAXES OTHER THAN INCOME TAXES                         0       0       0       0       0       0
409     INCOME TAXES                                          0       0       0       0       0       0
410     PROVISION FOR DEFERRED INCOME TAXES                   0       0       0       0       0       0
411     PROVISION FOR DEFERRED INCOME TAXES - CREDIT          0       0       0       0       0       0
411.5   INVESTMENT TAX CREDIT                                 0       0       0       0       0       0
417.1   EXPENSES OF NONUTILITY OPERATIONS                     0       0       0       0      55       0
426.1   DONATIONS                                             0       5       0       0       2     140
426.5   OTHER DEDUCTIONS                                      0      36       0       6       3     793
427     INTEREST ON LONG-TERM DEBT                            0       0       0       0       0       0
430     INTEREST ON DEBT TO ASSOCIATE COMPANIES               0       0       0       0       0       0
431     OTHER INTEREST EXPENSE                                0       0       0       0       0       0
                                                       ------------------------------------------------
                 TOTAL EXPENSE                            1,525  18,194   4,718   1,616  12,992  31,605
                                                       ------------------------------------------------
BALANCE
SHEET
-----
107     CONSTRUCTION WORK IN PROGRESS                         0       2       0     316   7,001   1,661
108     RETIREMENT WORK IN PROGRESS                           0       0       0       0     161       3
109     RETIREMENT WORK IN PROGRESS-LEASED                    0       0       0       0       1       0
143     OTHER ACCOUNTS RECEIVABLE                             0      36       2       1      23     112
152     FUEL STOCK EXPENSES UNDISTRIBUTED                     0       0       0       0       0       0
163     STORES EXPENSE UNDISTRIBUTED                          0       0       0     265     238       0
165     PREPAYMENTS                                           0       0       0       0       0       0
181     UNAMORTIZED DEBT EXPENSE                              0       0     180       0       0       0
184     CLEARING ACCOUNTS                                     0       0       0       0       0       0
186     MISCELLANEOUS DEFFERED DEBITS                        13     136       2       2   1,618    (126)
228     ACCUMULATED PROVISION FOR INJURIES AND DAMAGE         0       0       0       0       0       1
228     ENVIRONMENTAL ACCRUAL                                 0       0       0       0      16       0
242     MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES         0       0       0       0       0    (395)
253     OTHER DEFERRED CREDITS                                0       0       0       0     108       0
                                                       ------------------------------------------------
               TOTAL COST OF SERVICE - BALANCE SHEET         13     174     184     584   9,166   1,256
                                                       ------------------------------------------------
               TOTAL EXPENSES DISTRIBUTED                $1,538 $18,368  $4,902  $2,200 $22,158 $32,861
                                                       ================================================

INSTRUCTIONS:  Indicate each department or service function. (See Instruction
               01-3 General Structure of Accounting System: Uniform System of Accounts)

See page 25 for explanation of above service functions.


                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                         For the Year Ended December 31, 2000

                                     SCHEDULE XVII
                         SCHEDULE OF EXPENSE DISTRIBUTION BY
                           DEPARTMENT OR SERVICE FUNCTION

---------------------------------------------------------------------------------------------------------
                                                                DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                                --------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                          (11)     (12)     (13)    (14)    (15)    (16)
---------------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
EXPENSE
-------
500-559 POWER PRODUCTION                                   $  0  $ 2,011  $    10  $    0  $   24  $    23
560-579 TRANSMISSION                                          0       32        0       0       0        8
580-599 DISTRIBUTION                                          0       45       47       5       0        2
901-906 CUSTOMER ACCOUNTING AND COLLECTION EXPENSES           0       85        5       0       0        1
907-910 CUSTOMER SERVICE AND INFORMATIONAL EXPENSES           1       18        5       4       0        1
911-917 DEMONSTRATING AND SELLING EXPENSES                    0        0        3       0       0     (518)
920     SALARIES AND WAGES                                  268   28,502    8,348   2,134   1,493    5,082
921     OFFICE SUPPLIES AND EXPENSES                          9    8,174    5,480     112     132      645
922     ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT             0        0        0       0       0        0
923     OUTSIDE SERVICES EMPLOYED                             2    6,472    3,152     (26)    505    2,360
924     PROPERTY INSURANCE                                    0        0        0       0       0       92
925     INJURIES AND DAMAGES                                  0       (3)       0       4       4      744
926     EMPLOYEE PENSIONS AND BENEFITS                        0      240   26,084       5       0        0
928     REGULATORY COMMISSION EXPENSE                         0        0        0       0       0    1,303
930.1   GENERAL ADVERTISING EXPENSES                          0        0        0       0       0        0
930.2   MISCELLANEOUS GENERAL EXPENSES                        3      257      312       0       0       43
931     RENTS                                                 0    7,629    4,161       0       2        0
935     MAINTENANCE OF STRUCTURES AND EQUIPMENT               0       37      136       0       0        0
403     DEPRECIATION AND AMORTIZATION EXPENSE                 0        0        0       0       0        0
408     TAXES OTHER THAN INCOME TAXES                         0        0        0       0       0        0
409     INCOME TAXES                                          0        0        0       0       0        0
410     PROVISION FOR DEFERRED INCOME TAXES                   0        0        0       0       0        0
411     PROVISION FOR DEFERRED INCOME TAXES - CREDIT          0        0        0       0       0        0
411.5   INVESTMENT TAX CREDIT                                 0        0        0       0       0        0
417.1   EXPENSES OF NONUTILITY OPERATIONS                     0        0        0       0       0        0
426.1   DONATIONS                                             0        0        0       0       0        2
426.5   OTHER DEDUCTIONS                                      1       62        1       1       0      117
427     INTEREST ON LONG-TERM DEBT                            0        0        0       0       0        0
430     INTEREST ON DEBT TO ASSOCIATE COMPANIES               0        0        0       0       0        0
431     OTHER INTEREST EXPENSE                                0        0        0       0       0        0
                                                       ---------------------------------------------------
              TOTAL EXPENSE                                 284   53,561   47,744   2,239   2,160    9,905
                                                       ---------------------------------------------------
BALANCE
SHEET
-----
107     CONSTRUCTION WORK IN PROGRESS                         0    8,659    2,098      11       3        0
108     RETIREMENT WORK IN PROGRESS                           0        0      (12)      0       0       14
109     RETIREMENT WORK IN PROGRESS-LEASED                    0        0        0       0       0        0
143     OTHER ACCOUNTS RECEIVABLE                             0        0        0       0       0       58
152     FUEL STOCK EXPENSES UNDISTRIBUTED                     0        0        0       0       0        0
163     STORES EXPENSE UNDISTRIBUTED                          0        1       33   1,052       0        0
165     PREPAYMENTS                                           0        0        0       0       0        0
181     UNAMORTIZED DEBT EXPENSE                              0        0        0       0       0        9
184     CLEARING ACCOUNTS                                     0      219      805       0       0        0
186     MISCELLANEOUS DEFFERED DEBITS                         1    2,784     (183)     10       2      104
228     ACCUMULATED PROVISION FOR INJURIES AND DAMAGE         0        0        0       0       0        0
228     ENVIRONMENTAL ACCRUAL                                 0        0        0       0       0       57
242     MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES         0     (341)       0       0       0        0
253     OTHER DEFERRED CREDITS                                0        0        0       0       0        0
                                                       ---------------------------------------------------
               TOTAL COST OF SERVICE - BALANCE SHEET          1   11,322    2,741   1,073       5      242
                                                       ---------------------------------------------------
               TOTAL EXPENSES DISTRIBUTED                  $285  $64,883  $50,485  $3,312  $2,165  $10,147
                                                       ===================================================

INSTRUCTIONS:  Indicate each department or service function. (See Instruction
               01-3 General Structure of Accounting System: Uniform System of Accounts)

See page 25 for explanation of above service functions.


                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                         For the Year Ended December 31, 2000

                                     SCHEDULE XVII
                         SCHEDULE OF EXPENSE DISTRIBUTION BY
                           DEPARTMENT OR SERVICE FUNCTION

--------------------------------------------------------------------------------------------------------
                                                                DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                                 ------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                         (17)    (18)    (19)    (20)    (21)     (22)
--------------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
EXPENSE
-------
500-559 POWER PRODUCTION                                $  117  $    0  $    1  $   539  $12,995  $1,256
560-579 TRANSMISSION                                         1       0       0        0       12      0
580-599 DISTRIBUTION                                        96       0       0        3       13      0
901-906 CUSTOMER ACCOUNTING AND COLLECTION EXPENSES          0       0       0        1        0      0
907-910 CUSTOMER SERVICE AND INFORMATIONAL EXPENSES         64       2      25        1        1      0
911-917 DEMONSTRATING AND SELLING EXPENSES                   0       0       0        4     (101)     0
920     SALARIES AND WAGES                               1,854     365   1,753    4,550    4,669      6
921     OFFICE SUPPLIES AND EXPENSES                       337      96     256      166    6,659      0
922     ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT            0       0       0        0        0      0
923     OUTSIDE SERVICES EMPLOYED                          900      52     482      734   (1,232)     2
924     PROPERTY INSURANCE                                   0       0       0        0        0      0
925     INJURIES AND DAMAGES                               387       0       0        0        0      0
926     EMPLOYEE PENSIONS AND BENEFITS                       6       0     174        0        6      0
928     REGULATORY COMMISSION EXPENSE                        0       0       0    8,755        0      0
930.1   GENERAL ADVERTISING EXPENSES                         0       0      68        0        0      0
930.2   MISCELLANEOUS GENERAL EXPENSES                     666      65     509       35       38      0
931     RENTS                                                5      (2)    114        0       36      0
935     MAINTENANCE OF STRUCTURES AND EQUIPMENT          1,190       0       0        0        0      0
403     DEPRECIATION AND AMORTIZATION EXPENSE                0       0       0        0        0      0
408     TAXES OTHER THAN INCOME TAXES                        0       0       0        0        0      0
409     INCOME TAXES                                         0       0       0        0        0      0
410     PROVISION FOR DEFERRED INCOME TAXES                  0       0       0        0        0      0
411     PROVISION FOR DEFERRED INCOME TAXES - CREDIT         0       0       0        0        0      0
411.5   INVESTMENT TAX CREDIT                                0       0       0        0        0      0
417.1   EXPENSES OF NONUTILITY OPERATIONS                    0       0       0        0        0      0
426.1   DONATIONS                                            9       0      48        0        0      0
426.5   OTHER DEDUCTIONS                                    18   3,864   6,513        0       12      0
427     INTEREST ON LONG-TERM DEBT                           0       0       0        0        0      0
430     INTEREST ON DEBT TO ASSOCIATE COMPANIES              0       0       0        0        0      0
431     OTHER INTEREST EXPENSE                               0       0       0        0        0      0
                                                       -------------------------------------------------
              TOTAL EXPENSE                              5,650   4,442   9,943   14,788   23,108  1,264
                                                       -------------------------------------------------
BALANCE
SHEET
-----
107     CONSTRUCTION WORK IN PROGRESS                       51       0       2       61      107      0
108     RETIREMENT WORK IN PROGRESS                          0       0       0        0        0      0
109     RETIREMENT WORK IN PROGRESS-LEASED                   0       0       0        0        0      0
143     OTHER ACCOUNTS RECEIVABLE                            0       0       0        0        0      0
152     FUEL STOCK EXPENSES UNDISTRIBUTED                    0       0       0        0      603      0
163     STORES EXPENSE UNDISTRIBUTED                         0       0       0        0        2      2
165     PREPAYMENTS                                          0       0       0        0        0      0
181     UNAMORTIZED DEBT EXPENSE                             0       0       0        1        2      0
184     CLEARING ACCOUNTS                                    0       0       0        0        0      0
186     MISCELLANEOUS DEFFERED DEBITS                       20       0      28        8      244      0
228     ACCUMULATED PROVISION FOR INJURIES AND DAMAGE        0       0       0        0        0      0
228     ENVIRONMENTAL ACCRUAL                            1,322       0       0        0        2      0
242     MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES        0       0       0        0        0      0
253     OTHER DEFERRED CREDITS                               0       0       0        0        0      0
                                                       -------------------------------------------------
               TOTAL COST OF SERVICE - BALANCE SHEET     1,393       0      30       70      960      2
                                                       -------------------------------------------------
               TOTAL EXPENSES DISTRIBUTED               $7,043  $4,442  $9,973  $14,858  $24,068  $1,266
                                                       =================================================

INSTRUCTIONS:  Indicate each department or service function. (See Instruction
               01-3 General Structure of Accounting System: Uniform System of Accounts)

See page 25 for explanation of above service functions.



         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                  For the Year Ended December 31, 2000

                              SCHEDULE XVII
                  SCHEDULE OF EXPENSE DISTRIBUTION BY
                    DEPARTMENT OR SERVICE FUNCTION

----------------------------------------------------------------------

ACCOUNT                                                       --------
NUMBER       DESCRIPTION OF ITEMS                               (23)
----------------------------------------------------------------------
EXPENSE
-------
500-559 POWER PRODUCTION                                     $     0
560-579 TRANSMISSION                                               0
580-599 DISTRIBUTION                                               0
901-906 CUSTOMER ACCOUNTING AND COLLECTION EXPENSES                0
907-910 CUSTOMER SERVICE AND INFORMATIONAL EXPENSES                0
911-917 DEMONSTRATING AND SELLING EXPENSES                         0
920     SALARIES AND WAGES                                         0
921     OFFICE SUPPLIES AND EXPENSES                               0
922     ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                  0
923     OUTSIDE SERVICES EMPLOYED                                  0
924     PROPERTY INSURANCE                                         0
925     INJURIES AND DAMAGES                                       0
926     EMPLOYEE PENSIONS AND BENEFITS                             0
928     REGULATORY COMMISSION EXPENSE                              0
930.1   GENERAL ADVERTISING EXPENSES                               0
930.2   MISCELLANEOUS GENERAL EXPENSES                             0
931     RENTS                                                      0
935     MAINTENANCE OF STRUCTURES AND EQUIPMENT                    0
403     DEPRECIATION AND AMORTIZATION EXPENSE                 14,978
408     TAXES OTHER THAN INCOME TAXES                         11,977
409     INCOME TAXES                                         (10,447)
410     PROVISION FOR DEFERRED INCOME TAXES                   17,720
411     PROVISION FOR DEFERRED INCOME TAXES - CREDIT          (8,137)
411.5   INVESTMENT TAX CREDIT                                      0
417.1   EXPENSES OF NONUTILITY OPERATIONS                          0
426.1   DONATIONS                                                  0
426.5   OTHER DEDUCTIONS                                           0
427     INTEREST ON LONG-TERM DEBT                                 0
430     INTEREST ON DEBT TO ASSOCIATE COMPANIES                    0
431     OTHER INTEREST EXPENSE                                 2,550
                                                            --------
              TOTAL EXPENSE                                   28,641
                                                            --------
BALANCE
SHEET
-----
107     CONSTRUCTION WORK IN PROGRESS                              0
108     RETIREMENT WORK IN PROGRESS                                0
109     RETIREMENT WORK IN PROGRESS-LEASED                         0
143     OTHER ACCOUNTS RECEIVABLE                                  0
152     FUEL STOCK EXPENSES UNDISTRIBUTED                          0
163     STORES EXPENSE UNDISTRIBUTED                               0
165     PREPAYMENTS                                              155
181     UNAMORTIZED DEBT EXPENSE                                   0
184     CLEARING ACCOUNTS                                          0
186     MISCELLANEOUS DEFFERED DEBITS                              0
228     ACCUMULATED PROVISION FOR INJURIES AND DAMAGE              0
228     ENVIRONMENTAL ACCRUAL                                      0
242     MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES              0
253     OTHER DEFERRED CREDITS                                     0
                                                            --------
               TOTAL COST OF SERVICE - BALANCE SHEET             155
                                                            --------
               TOTAL EXPENSES DISTRIBUTED                    $28,796
                                                            ========

INSTRUCTIONS:  Indicate each department or service function. (See Instruction
               01-3 General Structure of Accounting System: Uniform System of Accounts)

See page 25 for explanation of above service functions.



               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       For the Year Ended December 31, 2000

                                  SCHEDULE XVII
                                  -------------

                            KEYS FOR SERVICE FUNCTIONS
                            --------------------------

KEYS                           SERVICE FUNCTION
----                           ----------------
 (1)    Chairman, President and Chief Executive Officer
 (2)    Executive V.P. and Chief Financial Officer
 (3)    Power Marketing group
 (4)    Energy Services group
 (5)    Senior V.P.-Strategy & Development
 (6)    V.P. and Controller
 (7)    V.P. and Treasurer
 (8)    Retail Business group
 (9)    Energy Delivery group
(10)    Customer Service/Support group
(11)    V.P. - Administration
(12)    V.P. and Chief Information Officer
(13)    V.P. - Human Resources and Organizational Development
(14)    Director - Purchasing and Contracts
(15)    Director - Internal Audit and Security
(16)    Senior V.P.,Secretary and General Counsel
(17)    V.P. - Environmental Safety & Ethics
(18)    V.P. - Governmental Affairs
(19)    V.P. - Corporate Communication
(20)    V.P. - Rates, Regulatory Affairs & Compliance
(21)    Generation group
(22)    New England Power Pool
(23)    Corporate Expenses - unallocated


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                        For the Year Ended December 31, 2000

                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------

                                                DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                             INCLUDED IN AMOUNTS BILLED TO     NUMBER OF
------------------                        -------------------------------------- PERSONNEL
Indicate each dept.                         TOTAL   PARENT    OTHER       NON       END
or service function.                       AMOUNT  COMPANY ASSOCIATES ASSOCIATES  OF YEAR
--------------------                      -------------------------------------- ---------
                                                   (Thousands of Dollars)
Chairman, President and Chief
  Executive Officer                       $    974  $  75    $    899     $    0        3
Executive V.P. and Chief
  Financial Officer                          1,111     380        731          0        8
Power Marketing group                        4,912     106      4,806          0       47
Energy Services group                        1,925       5      1,920          0        7
Senior V.P.-Strategy & Development             960     202        758          0        9
V.P. and Controller                          7,877     172      7,688         17      123
V.P. and Treasurer                           3,921     244      3,677          0       63
Retail Business group                        2,026     143      1,883          0       26
Energy Delivery group                       16,409     224     14,520      1,665      221
Customer Service/Support group              16,799     189     16,610          0      289
V.P. - Administration                          263      42        220          1        3
V.P. and Chief Information Officer (1)      33,340     675     32,493        172      498
V.P. - Human Resources and Organizational
  Development (2)                            6,034     197      5,825         12      123
Director - Purchasing and Contracts          2,969     142      2,827          0       49
Director - Internal Audit and Security       1,466      55      1,410          1       22
Senior V.P., Secretary and
  General Counsel                            5,165     437      4,700         28       62
V.P.- Environmental Safety & Ethics (3)      4,620      98      4,519          3       67
V.P.- Governmental Affairs                     806       5        801          0        9
V.P. - Corporate Communication               1,878      78      1,800          0       26
V.P. - Rates, Regulatory Affairs &
  Compliance                                 4,458      41      4,417          0       60
Generation group                            23,023      18     23,001          4      355
New England Power Pool                           7       0          7          0        0
                                          -------------------------------------- ---------
                                          $140,943  $3,528   $135,512     $1,903    2,070
                                          ====================================== =========



                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                             For the Year Ended December 31, 2000

                                  OUTSIDE SERVICES EMPLOYED


INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

------------------------------------------------------------------------------------------
                                                                  RELATIONSHIP
                                                                  "A"-ASSOCIATE
                                                                    "NA"-NON
           FROM WHOM PURCHASED                                      ASSOCIATE    AMOUNT
------------------------------------------------------------------------------------------
                                                                               (Thousands
                                                                               of Dollars)
AUDITING SERVICES
-----------------
ARTHUR ANDERSEN                                                        NA         $   295
                                                                               -----------
    TOTAL AUDITING SERVICES                                                       $   295
                                                                               ===========


ADVERTISING SERVICES
--------------------
CRONIN AND COMPANY INC                                                 NA         $ 2,615
MISCELLANEOUS (11 PAYEES)                                              NA               8
                                                                               -----------
    TOTAL ADVERTISING SERVICES                                                    $ 2,623
                                                                               ===========


COLLECTION SERVICES
-------------------
CREDIT BUREAU COLLECTIONS                                              NA         $   130
CREDIT CENTER INC                                                      NA             218
NCO FINANCIAL SYSTEM INC                                               NA             139
MISCELLANEOUS (7 PAYEES)                                               NA             159
                                                                               -----------
    TOTAL COLLECTION SERVICES                                                     $   646
                                                                               ============

COMPUTER SERVICES
-----------------
ACSYS INC                                                              NA         $   224
ALSTOM ESCA CORPORATION                                                NA             146
AT&T GLOBAL NETWORK SERVICES LLC                                       NA             232
BERKSHIRE COMPUTER PRODUCTS INC                                        NA             105
CISCO SYSTEMS INC                                                      NA             417
COMPAQ COMPUTER CORPORATION                                            NA             117
COMPLETE BUSINESS SOLUTIONS                                            NA             875
COMPUTER STAFFING ASSOCIATES INC                                       NA             109
IBM                                                                    NA           1,904
INDUS INTERNATIONAL INC                                                NA           1,072
IPC INFORMATION SYSTEMS INC                                            NA             104
J & B SOFTWARE                                                         NA             667
SOFTWARE HOUSE INTERNATIONAL INC                                       NA             150
MISCELLANEOUS (53 PAYEES)                                              NA           1,022
                                                                               -----------
     TOTAL COMPUTER SERVICES                                                      $ 7,144
                                                                               ===========

ENGINEERING SERVICES
--------------------
EURO SYSTEMS INTERNATIONAL                                             NA         $   179
GUIFFRIDA ENGINEERING                                                  NA             124
PARTNER COMMUNICATIONS GROUP LLC                                       NA             121
PREMIER DATA SERVICES INC                                              NA             269
TECHNICAL AID CORP                                                     NA             682
WILLIAMS COMMUNICATIONS                                                NA             681
WILTEL COMMUNICATION SYSTEMS                                           NA             272
WOODS ELECTRICAL COMPANY INC                                           NA             325
MISCELLANEOUS (19 PAYEES)                                              NA             385
                                                                               -----------
   TOTAL ENGINEERING SERVICES                                                     $ 3,038
                                                                               ===========


LEGAL SERVICES
--------------
CARMODY & TORRANCE                                                     NA         $   167
DAY BERRY & HOWARD                                                     NA           1,284
KAYE SCHOLER FIERMAN                                                   NA             254
STEPTOE & JOHNSON LLP                                                  NA             492
UPDIKE KELLY & SPELLACY PC                                             NA             624
MISCELLANEOUS (22 PAYEES)                                              NA             246
                                                                               -----------
   TOTAL LEGAL SERVICES                                                           $ 3,067
                                                                               ===========
PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES INC                                           NA         $   334
THE DINGLEY PRESS                                                      NA             167
THE E R HITCHCOCK COMPANY INC                                          NA             135
MISCELLANEOUS (5 PAYEES)                                               NA              52
                                                                               -----------
   TOTAL PRINTING SERVICES                                                        $   688
                                                                               ===========


TEMPORARY EMPLOYMENT SERVICES
------------------------------
CONNECTICUT STAFFING WORKS                                             NA         $   174
MANPOWER INC                                                           NA             442
NUCON                                                                  NA             611
MISCELLANEOUS (2 PAYEES)                                               NA              92
                                                                               -----------
   TOTAL TEMPORARY EMPLOYMENT SERVICES                                            $ 1,319
                                                                               ===========


OTHER SERVICES
--------------
ADDISON DESIGN COMPANY                                                 NA         $   108
ARGENBRIGHT SECURITY INC                                               NA             430
ATLANTIC TELECOM                                                       NA             586
AVELLONE DIBELLA & ASSOCIATES                                          NA             106
BERKSHIRE WIND POWER LLC                                               NA             173
BLUE CROSS BLUE SHIELD OF MASSACHUSETTS                                NA             257
BOND & COMPANY INC                                                     NA             170
CARDIUM HEALTH SERVICES                                                NA             202
CLOHESSY HARRIS & KAISER LLC                                           NA             110
CONVERGENT GROUP                                                       NA             142
CT HOUSING INVESTMENT FUND                                             NA           4,210
DATA MAIL INC                                                          NA             139
DISTRIBUTED GENERATION SYSTEMS INC                                     NA             120
DRL CORPORATION                                                        NA             930
EQUIFAX CREDIT INFORMATION SERVICES                                    NA             177
ETP INC                                                                NA             227
GAFFNEY BENNETT AND ASSOCIATES INC                                     NA             146
HAGLER BAILLY SERVICES INC                                             NA             182
HEWITT ASSOCIATES                                                      NA             251
LATHAM MANAGEMENT SERVICES                                             NA             140
LEVY & DRONEY PC                                                       NA             109
LEXECON INC                                                            NA             172
MILLETTE ASSOCIATES PC                                                 NA             165
PRICE WATERHOUSE COOPERS LLP                                           NA             377
PRO FITNESS                                                            NA             878
PROJECT MANAGEMENT SOLUTIONS INC                                       NA             121
REGIONAL ECONOMIC RESEARCH INC                                         NA             131
RISK & PERFORMANCE MANAGEMENT LLC                                      NA             240
RLW ANALYTICS INC                                                      NA           1,105
SGI PARTNERS LLC                                                       NA             182
SPECTRUM ASSOC                                                         NA             140
TOWERS PERRIN                                                          NA             374
UMS GROUP INC                                                          NA             313
MISCELLANEOUS (502 PAYEES)                                             NA           6,376
                                                                               -----------
   TOTAL OTHER SERVICES                                                           $19,489
                                                                               -----------
                                                                                  $38,309
                                                                               ===========


                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                              For the Year Ended December 31, 2000

                                   OUTSIDE SERVICES EMPLOYED

VENDOR NAME                             DESCRIPTION OF SERVICES RENDERED
-------------------------------------------------------------------------------------------------------------
AUDITING SERVICES
-----------------
ARTHUR ANDERSEN                         Provide audit services to NU Companies


ADVERTISING SERVICES
--------------------
CRONIN AND COMPANY INC                  Provide broadcast media services


COLLECTION SERVICES
-------------------
CREDIT BUREAU COLLECTIONS               Furnish collection services for the Western Mass Region and the
                                        Hartford Area
CREDIT CENTER INC                       Furnish collection services for early placement of final bills
NCO FINANCIAL SYSTEM INC                Furnish collection services for the Eastern Region


COMPUTER SERVICES
-----------------
ACSYS INC                               Provide services for web development
ALSTOM ESCA CORPORATION                 Install and provide training and support services for
                                        Alstom ESCA software
AT&T GLOBAL NETWORK SERVICES LLC        Provide support services for Advantis Network Service
BERKSHIRE COMPUTER PRODUCTS INC         Provide research and development services for wind turbine installation at Brodie Mountain
CISCO SYSTEMS INC                       Provide annual LAN maintenance services
COMPAQ COMPUTER CORPORATION             Provide software support services
COMPLETE BUSINESS SOLUTIONS             Provide software support services
COMPUTER STAFFING ASSOCIATES INC        Provide software support services
IBM                                     Furnish integrated services including both hardware and software for
                                        Asset Management system
INDUS INTERNATIONAL INC                 Provide support services for Passport software application
IPC INFORMATION SYSTEMS INC             Provide materials and labor to relocate and maintain equipment
J & B SOFTWARE                          Provide software support services
SOFTWARE HOUSE INTERNATIONAL INC        Provide software support services

ENGINEERING SERVICES
--------------------
EURO SYSTEMS INTERNATIONAL              Provide consulting services to perform Information Modelar Liaison activities for IT Wholesale Marketing Team
GUIFFRIDA ENGINEERING                   Provide engineering and design services to the facilities
                                        engineering group
PARTNER COMMUNICATIONS GROUP LLC        Provide consulting services for Telecommunications Project
PREMIER DATA SERVICES INC               Services to Support the INDUS Passport Infrastructure Project
TECHNICAL AID CORP                      Furnish professional and clerical personnel to support Marketing and Conservation Programs
WILLIAMS COMMUNICATIONS                 Furnish resident technicians to complete Customer Service Requests at NU System locations
WILTEL COMMUNICATION SYSTEMS            Furnish resident technicians to complete Customer Service Requests at NU System locations
WOODS ELECTRICAL COMPANY INC            Provide services for conduit installations at various schools in
                                        Hartford in conjunction with Hartford Helpnet Project


LEGAL SERVICES
--------------
CARMODY & TORRANCE                      Provide legal services on an as Requested Basis
DAY BERRY & HOWARD                      Provide legal services on an as Requested Basis
KAYE SCHOLER FIERMAN                    Provide legal services on an as Requested Basis
STEPTOE & JOHNSON LLP                   Provide legal services on an as Requested Basis
UPDIKE KELLY & SPELLACY PC              Provide legal services on an as Requested Basis


PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES INC            Printing consumer news and special bill inserts
THE DINGLEY PRESS                       Printing catalogs
THE E R HITCHCOCK COMPANY INC           Printing manuals


TEMPORARY EMPLOYMENT SERVICES
------------------------------
CONNECTICUT STAFFING WORKS              Furnish professional nursing and EMT services at Berlin Health Unit
MANPOWER INC                            Temporary labor services
NUCON                                   Furnish services for NUSCO Retiree Skill Bank


OTHER SERVICES
--------------
ADDISON DESIGN COMPANY                  Design Environmental Report
ARGENBRIGHT SECURITY INC                Provide uniformed security guard service
ATLANTIC TELECOM INC                    Provide labor and material for voice and data communication connection services
AVELLONE DIBELLA & ASSOCIATES           Provide lobbying services
BERKSHIRE WIND POWER LLC                Support the administration and oversight of the Brodie Mountian wind project
BLUE CROSS BLUE SHIELD OF MASSACHUSETTS Provide healthcare services for the group health plan
BOND & COMPANY INC                      Provide consulting services related to government affairs and strategic planning
CARDIUM HEALTH SERVICES                 Provide healthcare services for the NUSCO health care plan
CLOHESSY HARRIS & KAISER LLC            Provide architectural services
CONVERGENT GROUP                        Provide consulting services related to the integration of plant accounting and management of subsidiaries
CT HOUSING INVESTMENT FUND              Support the administration and oversight of the Wrap Unit to provide low-income weatherization services
DATA MAIL INC                           Joint venture mailing for the Winter Protection Program
DISTRIBUTED GENERATION SYSTEMS INC      Provide research and development services for Distributed Generation and Control Systems
DRL CORPORATION                         Provide Excavation work for MGP Site Remediation
EQUIFAX CREDIT INFO SERVICES            Analytical services to verify customer database, provide
                                        firmographics and demographics data
ETP INC                                 Provide employee assistance program to employees in CT, MA and NH
GAFFNEY BENNETT AND ASSOCIATES INC      Provide lobbying services
HAGLER BAILLY SERVICES INC              Conduct Expess Service Evaluation
HEWITT ASSOCIATES                       Furnish consulting and actuarial services related to company Pension
                                        Plans
LATHAM MANAGEMENT SERVICES              Provide professional services for conservation planning
LEVY & DRONEY PC                        Provide consulting services related to legislation
LEXECON INC                             Provide consulting services related to electricity strategy
MILLETTE ASSOCIATES                     Provide onsite physician services to NU
PRICE WATERHOUSE COOPERS LLP            Provide consulting services for NU Strategic Environmental Project
PRO FITNESS                             Furnish consulting services to develop the WellAware Program
PROJECT MANAGEMENT SOLUTIONS INC        Provide consulting services related to development of IT program
REGIONAL ECONOMIC RESEARCH INC          Conduct low-income Weatherization Program evaluation
RISK & PERFORMANCE MANAGEMENT LLC       Provide Consulting services related to Health Care Administration
RLW ANALYTICS INC                       Furnish services to conduct an Operation & Maintenance Evaluation
SGI PARTNERS LLC                        Design Annual Report
SPECTRUM ASSOC                          Furnish services to perform Customer Center Telephone Survey
TOWERS PERRIN                           Furnish consulting services for Benefits Department
UMS GROUP INC                           Provide professional services to run PACE Program



         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 2000


                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Pension Plan                                             ($20,736)
Supplemental Retirement and Savings Plan                    4,790
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                           15,764
Post Retirement Medical Benefit - FAS 106                   4,922
Early Retirement Program                                     (422)
Other Employee Benefits Expenses                              472
                                                          --------
                                           TOTAL          $ 4,790
                                                          ========




             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 2000


                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

------------------------------------------------------------------------------
     DESCRIPTION                  NAME OF PAYEE                AMOUNT
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ADVERTISMENT
------------
SNET YELLOW PAGES                                               $44
                                                                ---
    TOTAL ADVERTISMENT                                          $44
                                                                ===

PRINTING
--------
HITCHCOCK PRINTING & DISTRIBUTION SERVICES                      $17
                                                                ---
    TOTAL PRINTING                                              $17
                                                                ===

OTHER SERVICES
--------------
MISCELLANEOUS (4 PAYEES)                                        $ 7
                                                                ---
    TOTAL OTHER SERVICES                                        $ 7
                                                                ===

                                              TOTAL             $68
                                                                ===




                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                        For the Year Ended December 31, 2000

                           MISCELLANEOUS GENERAL EXPENSES
                                    ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.

------------------------------------------------------------------------------
DESCRIPTION                                                     AMOUNT
------------------------------------------------------------------------------
                                                            (Thousands of
                                                                Dollars)

Information technology                                          $   17
Shareholder reports and meet                                       630
Research and Development                                           634
Employee Development                                                52
Other miscellaneous expenses (64 items)                            783
                                                                ------
                                           TOTAL                $2,116
                                                                ======



          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                  For the Year Ended December 31, 2000

                                 RENTS


INSTRUCTIONS:  Provide a listing of "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

------------------------------------------------------------------------
             TYPE OF PROPERTY                               AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Buildings/office space                                      $ 6,737
Computer/office equipment                                    14,683
Vehicles                                                        541
                                                            -------
                                           TOTAL            $21,961
                                                            =======



          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 2000


                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes." Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-----------------------------------------------------------------------------
                KIND OF TAX                                     AMOUNT
-----------------------------------------------------------------------------
                                                       (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                    $   151
    Massachusetts Unemployment                                       24
    Local property                                                1,115
    Connecticut Sales Tax                                            53
    Connecticut Excise Tax                                            8
    Other                                                             9
                                                                -------
               Sub-Total                                          1,360
                                                                -------
(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                            8,203
    Medicare Tax                                                  2,272
    Federal Unemployment                                            142
                                                                -------
               Sub-Total                                         10,617
                                                                -------
                                            TOTAL               $11,977
                                                                =======


                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                               For the Year Ended December 31, 2000


                                                  DONATIONS
                                                ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------------------------
            NAME OF RECIPIENT                          PURPOSE OF DONATION               AMOUNT
--------------------------------------------------------------------------------------------------
                                                                                       (Thousands
                                                                                       of Dollars)
UNITED WAY                                CHARITABLE CONTRIBUTION                         $ 20
GARDE ARTS CENTER                         CHARITABLE CONTRIBUTION                           15
THE VIN BAKER FOUNDATION FOR CHILDREN     CHARITABLE CONTRIBUTION                           10
THE HARTFORD GOLF CLUB                    CHARITABLE CONTRIBUTION                            9
BARKER SPECIALITY                         CHARITABLE CONTRIBUTION                            8
THE NEW ENGLAND COUNCIL                   CHARITABLE CONTRIBUTION                            8
EASTER SEALS GREATER HARTFORD
REHABILITATION CENTER                     CHARITABLE CONTRIBUTION                            7
CT BUSINESS & INDUSTRY ASSOCIATION        CHARITABLE CONTRIBUTION                            6
BOYS & GIRLS CLUB OF MERIDEN              CHARITABLE CONTRIBUTION                            5
THE MARK TWAIN HOUSE                      CHARITABLE CONTRIBUTION                            5
RIVER OF LIFE BUILDING FUND               CHARITABLE CONTRIBUTION                            5
URBAN LEAGUE OF GREATER HARTFORD          CHARITABLE CONTRIBUTION                            5
NUCON ENGINEERING ASSOCIATION INC         CHARITABLE CONTRIBUTION                            4
AMERICAN LUNG ASSOCIATION OF CONNECTICUT  CHARITABLE CONTRIBUTION                            4
UNIVERSITY OF CONNECTICUT                 CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT      3
IN THE COMPANY OF WOMEN                   CHARITABLE CONTRIBUTION                            3
KLINGBERG FAMILY CENTERS                  CHARITABLE CONTRIBUTION                            3
MISCELLANEOUS (148 PAYEES)                CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT    127
                                                                                          ----
                                                              TOTAL                       $247
                                                                                          ====




              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 2000


                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

-------------------------------------------------------------------------------
     DESCRIPTION                 NAME OF PAYEE                    AMOUNT
-------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
Executive incentive
 compensation plan         Various NUSCO Officers                $ 6,382


Government relation
  expenditures             Bond & Company                            170
                           Gaffney, Bennett and Associates, Inc.     176
                           Levy & Droney, PC                         106
                           Updike Kelly & Spellacy, PC               175
                           Avallone Dibella & Associates             106
                           Miscellaneous (180 items)                 845



Communication services     Cronin & Company                        2,570
                           Miscellaneous (127 items)                 407

Contributions              Miscellaneous (255 items)                 585
                                                                 -------
                                                          TOTAL  $11,522
                                                                 =======




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2000

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 19 through 19E.




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                     ORGANIZATION CHART (AS OF DECEMBER 31, 2000)


Chairman, President and Chief Executive Officer

 - Executive Vice President and Chief Financial Officer
    - Senior Vice President - Strategy and Development
    - Vice President and Treasurer
    - Vice President and Controller

 - Senior Vice President, Secretary and General Counsel
    - Vice President - Environmental Safety and Ethics

 - Vice President - Administration
    - Vice President and Chief Information Officer
    - Director - Purchasing and Contracts
    - Director - Internal Audit and Security

 - Vice President - Human Resources and Organizational Development

 - Vice President - Governmental Affairs

 - Vice President - Corporate Communications

 - Vice President - Rates, Regulatory Affairs and Compliance



                  NORTHEAST UTILITIES SERVICE COMPANY
                  -----------------------------------
                         METHODS OF ALLOCATION
                         ---------------------
                  For the year ended December 31, 2000
                  ------------------------------------


 1) Cogeneration Units

 2) Conservation and Load Management Programs and Expenditures

 3) Peak Load

 4) Fuel Purchased

 5) Gross Plant Assets

 6) Invoices Processed

 7) Materials and Supplies

 8) Megawatt Hour Sales

 9) Direct Charged Costs

10) Payroll

11) Operating Revenues

12) Union Employees

13) Vehicle Lease Costs

14) Customers

15) Vehicles

16) Nuclear Units

17) Employees

Note:  Allocations may include a combination of the above factors.




          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

       ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


During 2000, there was no compensation for use of capital billed to the associated companies.




            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 2000

Report Relating to Electric Power Brokering and Marketing Activities Filed pursuant to Rule 24 under the Public Utility Holding Company Act of 1935 (HCAR. No. 26359; File No. 70-8641)

                                        (Thousands of Dollars)

ACTIVITY
--------
BROKERING:
        Revenues                             $      0
                                             ========
        Expenses                             $      0
                                             ========

MARKETING:
        Revenues:                            $152,868
                                             ========

        Expenses:
                   Purchased power           $131,939
                                             ========



                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                     SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                  NORTHEAST UTILITIES SERVICE COMPANY
                                  -----------------------------------
                                      (Name of Reporting Company)




                                  By: /s/ John J. Roman
                                  -----------------------------------
                                      (Signature of Signing Officer)



                                  John J. Roman - Vice President and Controller
                                  ---------------------------------------------
                                   (Printed Name and Title of Signing Officer)


                                  Date:  April 18, 2001
                                  ---------------------